UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Allied Defense Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
019118108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	019118108

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). RBC Global Asset Management (U.S.) Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		93,400

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		461,256

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	461,256

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Item 1.
(a)	Name of Issuer The Allied Defense Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices 8000 Towers Crescent Drive Suite 260 Vienna, VA 22182
Item 2.
(a)	Name of Person Filing RBC Global Asset Management (U.S.) Inc.

(b)	Address of Principal Business Office or, if none, Residence 100 South Fifth Street Suite 2300 Minneapolis, Minnesota 55402

(c)	Citizenship RBC Global Asset Management (U.S.) Inc. is incorporated under the laws of Minnesota

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 019118108
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: See Item 9 of the Cover Page.

(b)	Percent of class: See Item 11 of the Cover Page.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote See Item 5 of the Cover Page.

(ii)	Shared power to vote or to direct the vote See Item 6 of the Cover Page.

(iii)	Sole power to dispose or to direct the disposition of See Item 7 of the Cover Page.

(iv)	Shared power to dispose or to direct the disposition of See Item 8 of the Cover Page.
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2010

RBC GLOBAL ASSET MANAGEMENT (U.S.) INC.
/s/ Michael T. Lee
Signature

Michael T. Lee / Chief Executive Officer, President & Chief Investment Officer

Name/Title